File No. 70-7202


                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549


                   CERTIFICATE OF NOTIFICATION

             Pursuant to Rule 24(a) under the Public
              Utility Holding Company Act of 1935

                            Filed by

                        NATIONAL GRID USA
                 NEW ENGLAND POWER COMPANY (NEP)
       NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION (NEET)

     It is hereby certified that the transactions covered by the statement on Form U-1, as amended by Amendment Nos. 1, 2, and 3 thereto, and the Order of the Securities and Exchange Commission dated August 7, 1986, with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and the Order of the Commission, as follows:

     National Grid USA's equity interest in NEET may be reduced from time to time through repurchase by NEET of its common stock in accordance with the terms of the Equity Funding Agreement, dated as of December 1, 1985, between NEET and National Grid USA (as successor to New England Electric System). In order to maintain the approximate ratio of equity investment to total capital that existed during the first year of commercial operation of the NEET Project, on June 28, 2001, NEET purchased 5 shares of NEET stock from National Grid USA at a price of $34,812.77 per share for a sum of $174,063.85.

     The required "Past Tense" Opinion is filed herewith as Exhibit F.


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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification (Commission's File No. 70-7202) to be signed on their behalf by the undersigned officers thereunto duly authorized.

                              NATIONAL GRID USA
                              NEW ENGLAND POWER COMPANY
                              NEW ENGLAND ELECTRIC TRANSMISSION
                              CORPORATION

                              s/John G. Cochrane
                              By:  _________________________
                                   John G. Cochrane
                                   Treasurer



Date: July 3, 2001





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                          EXHIBIT INDEX


Exhibit No.   Description                        Page
-----------   -----------                        ----

F             Past Tense Opinion of Counsel      Filed herewith



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                                          EXHIBIT F

       25 RESEARCH DRIVE, WESTBOROUGH, MASSACHUSETTS 01582
   =====================================================

                                     July 2, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:  New England Electric Transmission Corporation
       File No. 70-7202

Ladies and Gentlemen:

    The statement of Form U-1, as amended, relating to the permanent financing of expenditures, incurred by New England Electric Transmission Corporation (the Company) in connection with the construction of certain transmission facilities construction of certain transmission facilities constituting part of a major transmission interconnection between New England Utilities and Hydro-Quebec, was permitted to become effective August 7, 1986.

    On June 28, 2001, the Company purchased 5 shares of its common stock from National Grid USA at a price of $34,812.77 per share for a sum of $174,063.85.

    I have reviewed the opinion of Robert D. Hartshorne, dated July 19, 1986, filed as Exhibit F and my opinions dated October 27, 1986, April 24, 1987, July 28, 1989, October 26, 1989, April
27, 1990, January 28, 1991, July 30, 1991, May 7, 1992, October
29, 1992, October 29, 1993, July 22, 1994, June 16, 1995,
December 6, 1995, March 19, 1996, September 18, 1996, March 14, 1997, September 16, 1997, June 5, 1998, March 22, 1999, June 21,
2000, January 4, 2001, and April 2, 2001 filed as Exhibit F to Certificates of Notification of those dates, and hereby confirm the statements made therein.
  Based on the foregoing, it is my opinion that the above-described transactions were carried out in accordance with the statement.

                           Very truly yours,

                           s/Kirk L. Ramsauer
                              Kirk L. Ramsauer
                           Deputy General Counsel





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                                  NATIONAL GRID USA
                                  National Grid USA
                                  25 Research Drive
                                  Westborough, Massachusetts 01582-0001
                                  Telephone: (508) 389-2000


John G. Cochrane
Treasurer




                            July 3, 2001




Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D. C. 20549

     Re:  Commission's File No. 70-7202

Ladies and Gentlemen:

     National Grid USA is a participant in the Electronic Data Gathering and Retrieval Program.

     Submitted herewith in electronic format for filing with the Commission is a Certificate of Notification.

                            Very truly yours,

                            s/John G. Cochrane